Exhibit 99.5

Norwegian Cruise Line Selects NICE Workforce Optimization
Solutions as Part of Cisco Contact Center Solution

Norwegian Cruise Line will leverage the joint Cisco/NICE offering to improve the customer experience

RA’ANANA, ISRAEL, April 17, 2013 – NICE Systems (NASDAQ: NICE) announced today that Norwegian Cruise Line (NASDAQ: NCLH) is adopting NICE’s Interaction Management, analytics-based Quality Optimization, and customer feedback survey solutions to deliver an enhanced customer experience. The cruise operator selected the NICE offering as part of its Cisco contact center solution to also improve sales effectiveness and operational efficiency.

Norwegian Cruise Line will use the NICE solutions to apply quality measurement metrics and solicit customer feedback via IVR (Interactive Voice Response) survey for its three U.S. contact centers. This will enable the company to gain valuable insights into its customer interactions, including direct input on service levels. This information will help the cruise operator decide where improvement is needed in order to further enhance customer experience. For instance, it may decide that additional agent coaching is needed in order to close agent knowledge gaps and improve first contact resolution rates.

By improving the quality of its service, Norwegian Cruise Line will be able to achieve greater customer satisfaction and loyalty. It will also help the company reduce operational costs and increase revenues by enjoying greater opportunities for cross-selling and up-selling.

“The NICE solutions provide added value to our contact center operations as they will enable us to bolster our position within the competitive cruise industry,” said Crane Gladding, senior vice president of passenger services for Norwegian Cruise Line. “Taken together with our existing Workforce Management solution from NICE, we now have a more comprehensive set of capabilities for optimizing our workforce and improving our contact center performance. We are confident that this will help boost our customer service and deliver measurable return on investment.”

“This deal with Norwegian Cruise Line is a terrific example of how our Cisco partnership is helping companies leverage best-of-breed technology within a unified communications strategy,” said Barak Eilam, President of NICE Americas. “We are excited to see companies like Norwegian Cruise Line embrace the NICE/Cisco offerings to optimize their contact center operations and enhance the customer experience.”

Select NICE Workforce Optimization solutions are part of the Cisco SolutionsPlus program, which delivers a one-stop ordering experience for Cisco's customers, channel partners, and sales teams for certain third-party products and applications. The solutions integrate with the Cisco MediaSense recording platform.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies.www.nice.com.

NICE will be hosting its global customer conference, Interactions 2013, on April 22-25 in Orlando. The event will bring together over 1,500 customers and industry leaders to network, share best practices, and learn about exciting new solutions. www.interactions2013.com

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.